SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

(Amendment No.     1     )1

China Kanghui Holdings

(Name of Issuer)

American Depositary Shares 2

(Title of Class of Securities)

16890V100

(CUSIP Number)

September 9, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☒ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

[2]	Each American Depositary Share represents 6 Ordinary Shares, par value US$0.001 per share.

The information required in the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Forms

CUSIP NO. 16890V100	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Government of Singapore Investment Corporation Pte. Ltd. (None)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,042,298**
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,042,298**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,042,298
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8%**
12.	TYPE OF REPORTING PERSON* CO

**	Each American Depositary Share represents 6 Ordinary Shares, par value US$0.001 per share. Percentage is based on 130,814,100 Ordinary Shares outstanding immediately following the initial public offering as reported in the issuer’s prospectus filed with the Securities and Exchange Commission on August 11, 2010.

*SEE INSTRUCTIONS BEFORE FILING OUT!

Item 1(a). Name of Issuer

China Kanghui Holdings

Item 1(b). Address of Issuers’ Principal Executive Offices

No.1-8 Tianshan Road, Xinbei District, Changzhou,

Jiangsu Province 213022,

People’s Republic of China

Item 2(a). Name of Person Filing

I         Government of Singapore Investment Corporation Pte. Ltd.

Item 2(b). Address of Principal Business Office

I	168, Robinson Road
#37-01, Capital Tower
Singapore 068912

Item 2(c). Citizenship

I	Singapore

Item 2(d). Title of Class of Securities

American Depositary Shares

Item 2(e). CUSIP Number

16890V100

Item 3. If this statement is filed pursuant to Rules 13d-I (b) or 13d-2(b) or (c), check whether the person filing is a

Not applicable.

Item 4(a), (b) and (c). Ownership

The aggregate number of American Depositary Shares and percentage of the class of Ordinary Shares of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of American Depositary Shares as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

	Number of Shares
Reporting Person	No of American Depositary Shares Owned	Power to Vote		Power to Dispose		Percent of Class(3)
		Sole	Shared(1)	Sole	Shared(1)
Government of Singapore Investment Corporation Pte. Ltd.	1,042,298	0	1,042,298	0	1,042,298	4.8%
Total(2) (all Reporting Persons)	1,042,298	0	1,042,298	0	1,042,298	4.8%

1	The Government of Singapore Investment Corporation Pte Ltd shares power to vote and power to dispose of the 745,583 American Depositary Shares beneficially owned by it with the Government of Singapore and shares power to vote and dispose of 296,715 American Depositary Shares beneficially owned by it with the Monetary Authority of Singapore. Each American Depositary Share represents six Ordinary Shares, par value US$0.001 per share.
2	The reporting persons disclaim membership in a group.
3	Percentage is based on 130,814,100 Ordinary Shares outstanding immediately following the initial public offering as reported in the issuer’s prospectus filed with the Securities and Exchange Commission on August 11, 2010.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 15, 2010	Government of Singapore Investment
Date	Corporation Pte. Ltd.

	By	/s/ Celine Loh	/s/ Lim Eng Kok
		Celine Loh	Lim Eng Kok
		Senior Vice President	Vice President